Exhibit 99.2

ORLA MINING LTD.
(the “Company”)

Report of Voting Results
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

The Company held a special meeting of the holders (“Shareholders”) of common shares of the Company (“Common Shares”) on January 21, 2025 (the “Meeting”) and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following results at the Meeting:

Total Common Shares issued and outstanding on December 9, 2024:	321,611,023
Total Common Shares represented at the Meeting:	186,303,542
Percentage of total Common Shares represented at the Meeting:	57.9%

The matters considered at the Meeting are described in greater detail in the management information circular of the Company dated December 9, 2024 (the “Circular”), which is available on the Company’s website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company’s profile at www.sedarplus.ca and www.sec.gov, respectively.

Acquisition Resolution

Based on the proxies received and a vote conducted by ballot at the Meeting, the ordinary resolution (the “Acquisition Resolution”), the full text of which is set forth in Schedule “A” to the Circular, approving the Company’s acquisition of all the issued and outstanding shares of Musselwhite Mine Ltd., a wholly owned subsidiary of Goldcorp Canada Ltd., which will hold the assets and liabilities of the Musselwhite Mine, as more particularly described in the Circular, was approved by the Shareholders. The following is a summary of the voting results at the Meeting:

Acquisition Resolution	Votes For	Votes Against	Outcome
Votes cast by Shareholders, excluding the Common Shares required to be excluded (the “Insider Shares”) pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions and the TSX Company Manual	97,183,598 (99.9%)	66,752 (0.07%)	Approved

Financing Resolution

Based on the proxies received and a vote conducted by ballot at the Meeting, the ordinary resolution (the “Financing Resolution”), the full text of which is set forth in Schedule “A” to the Circular, approving the issuance of a respective portion of senior unsecured convertible notes of the Company in the aggregate principal amount of US$200,000,000, together with the issuance of the Common Shares upon conversion thereof, and the issuance of common share purchase warrants of the Company, together with the issuance of the Common Shares upon exercise thereof, to each of Pierre Lassonde and Fairfax Financial Holdings Limited (or a respective affiliate thereof), including the issuance of any Common Shares to Fairfax where such issuance would result in the creation of a holding of more than 20% of the voting securities of the Company by one security holder or a combination of security holders acting together and which would “materially affect control” of the Company pursuant to section 604(a)(i) of the TSX Company Manual, as more particularly described in the Circular, was approved by the Shareholders. The following is a summary of the voting results at the Meeting:

Financing Resolution	Votes For	Votes Against	Outcome
Votes cast by Shareholders, excluding the Insider Shares required to be excluded pursuant to the TSX Company Manual	97,059,237 (99.8%)	191,113 (0.2%)	Approved

DATED at Vancouver, British Columbia, as of the 21st day of January, 2025.